UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: May 14, 2024
Commission File Number: 001-39084
Innate Pharma S.A.
(Translation of registrant's name into English)

Innate Pharma S.A.
117 Avenue de Luminy—BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ]    Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K and its Exhibit 99.1 (other than the quote from Hervé Brailly, Interim Chief Executive Officer of Innate Pharma S.A., the text and references in the box containing the webcast information, and the Company contact details for additional information), shall be deemed to be incorporated by reference in the registration statement of Innate Pharma S.A. on Form F-3 (No. 333- 276164) and Form S-8 (No. 333-257834), to the extent not superseded by documents or reports subsequently filed.  Information contained in, or that can be accessed through, references to websites are not part of this report on Form 6-K.

EXHIBIT INDEX

Exhibit    Description

99.1         Press Release dated May 14, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: May 14, 2024    By: /s/ HERVE BRAILLY     Name:    Hervé Brailly
Title: Chairman of the Executive Board and Chief Executive Officer